

Mail Stop 7010

August 3, 2006

via U.S. mail and facsimile

Mr. David W. Kay
Executive Vice President, CFO and Treasurer
Gibraltar Industries, Inc.
3556 Lake Shore Road, P.O. Box 2028
Buffalo, New York 14219-0228

> **Re: Gibraltar Industries, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Form 10-Q for Period Ended March 31, 2006**
> **File No. 0-22462**

Dear Mr. Kay:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-3737 or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief